UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

DSW INC.

(Name of Issuer)

Class A Common Shares, without par value

(Title of Class of Securities)

23334L102

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

4300 E. Fifth Avenue

Columbus, Ohio 43219

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240 13d-1(e), (f) or (g), check the following box.  ☐

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(1)	Names of reporting persons: SEI, Inc.
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: N/A
(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 993,092
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 993,092
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 993,092
(12)	Check box if the aggregate amount in row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in row (11): 2.9%
(14)	Type of reporting person: CO

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CUSIP No. 23334L102

Introductory Note:

This Amendment No. 3 to Schedule 13D amends and restates in its entirety that certain Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 to Schedule 13D filed on June 2, 2011 and that certain Amendment No. 2 to Schedule 13D filed on September 20, 2011, by SEI, Inc., a Nevada corporation, with respect to the Class A Common Shares, without par value (the “Class A Common Shares”), of DSW, Inc, an Ohio corporation (the “Company”).

ITEM 1. Security and Issuer

This Amendment No. 2 to Schedule 13D is filed with respect to the Class A Common Shares, but also relates to the Class B Common Shares without par value (the “Class B Common Shares”), of the Company that may be converted on a one-for-one basis into Class A Common Shares at any time. The Company’s principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.

ITEM 2. Identity and Background

(a)	This statement is filed by SEI, Inc., a Nevada corporation. Set forth on Schedule A annexed hereto is the name, principal business and address of each of the directors and executive officers of SEI, Inc. as of the date hereof.

(b)	Principal business address: 4300 E. Fifth Avenue, Columbus, Ohio 43219

(c)	Principal business: SEI, Inc. is a company holding interests in various affiliated and non-affiliated entities.

(d)	Criminal convictions: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Each of the individuals listed on Schedule A annexed hereto is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

See Item 4.

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CUSIP No. 23334L102

ITEM 4. Purpose of Transaction

SEI, Inc. (“SEI”) is a Nevada corporation, of which Jay L. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President and of which 79.61% of the issued and outstanding common stock is currently owned by trusts of which Mr. Schottenstein is Trustee. On September 16, 2011, SEI redeemed shares of its common stock from certain of its shareholders and in exchange distributed 598,613 Class A Common Shares and 1,204,473 Class B Common Shares to such shareholders (collectively, the “Distributed SEI Shares”). The transaction discussed in this paragraph is referred to herein as the “SEI Redemption”).

As a result of the SEI Redemption, SEI no longer has dispositive power over the Distributed SEI Shares.

Mr. Schottenstein, as a director and majority shareholder of SEI, evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, and may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares or the Company, nor as to the outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.

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CUSIP No. 23334L102

ITEM 5. Interest in Securities of the Issuer

The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

(a) SEI may be deemed the beneficial owner of 993,092 Class A Common Shares in the aggregate representing 2.9% of the outstanding Class A Common Shares. This number consists of 993,092 Class B Common Shares that may be converted into Class A Common Shares on a one-for-one basis at any time.

(b) Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 993,092 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 993,092 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(c)	Transactions effected during the past 60 days:

On March 20, 2012, 500,000 Class B Common Shares were converted into Class A Common Shares. The Class B Common Shares of the Company are convertible into Class A Common Shares of the Company on a one-for-one basis at any time.

An aggregate of 1,194,287 Class A Common Shares were sold in the open market as follows:

Date of Sale	Shares Sold	Sale Price*	Beneficial Owner
3/21/12	211,215	$55.90	SEI, Inc.
3/22/12	983,072	$52.82	SEI, Inc.

*	Price represents a weighted average of the sales price.

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: March 22, 2012

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

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CUSIP No. 23334L102

ITEM 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI, INC.

DATED: March 27, 2012	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Chairman

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CUSIP No. 23334L102

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE

OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Set forth below is the name, principal occupation and business address of each executive officer and director of SEI, Inc.

Name	Principal Occupation	Business Address

Jay L. Schottenstein	Chairman of the Board of Directors, CEO and President of SEI, Inc. and Chairman, CEO and President of Schottenstein Stores Corporation and holds positions with other public and privately-held entities	4300 E. Fifth Avenue Columbus OH 43219

Thomas R. Ketteler	Member of the Board of Directors of SEI, Inc. and Board member and consultant to Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Brian Strayton	Member of the Board of Directors of SEI, Inc. and Vice President and Treasurer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Benton E. Kraner	President and Chief Operating Officer of Schottenstein Realty LLC	4300 E. Fifth Avenue Columbus OH 43219

Jeffry D. Swanson	Senior Vice President and Chief Financial Officer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Irwin A. Bain	Senior Vice President, Secretary and General Counsel of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Tod H. Friedman	Executive Vice President and General Counsel of Schottenstein Realty LLC	4300 E. Fifth Avenue Columbus OH 43219

COLUMBUS/1625158v.1